                                                       REGISTRATION NO. 33-98528
                                                       RULE 424(b)(5)


                                SECOND SUPPLEMENT
                     TO PROSPECTUS, DATED NOVEMBER 25, 1997

                                  PhyCor, Inc.

                                3,000,000 Shares

                                  Common Stock

                                   ----------

         The Prospectus, dated November 25, 1997 (the "Prospectus"), to which this Second Supplement, dated March 23, 1998, is attached, relates to the resale by the holders thereof (the "Selling Shareholders") of up to 3,000,000 shares of the Common Stock, no par value per share ("Common Stock"), of PhyCor, Inc. (the "Company"), issued without registration under the Securities Act of 1933, as amended (the "Securities Act"), in transactions not involving public offerings in connection with the Company's affiliation and long-term relationships with single- and multi-specialty medical clinics, individual physician practices and related businesses, including, but not limited to, management services organizations, consulting firms and other physician management companies. In addition, the Prospectus also relates to the resale by certain Selling Shareholders of Common Stock issued without registration under the Securities Act in transactions not involving public offerings upon the exercise of (i) options granted by the Company prior to the adoption by the Company of its stock incentive plans; and (ii) stock purchase warrants issued, or to be issued from time to time, in connection with financing activities, acquisitions and related transactions, including, but not limited to, (A) warrants issued as consideration for consulting or other services provided or to be provided to the Company and the execution of a management or service agreement with the Company or an affiliate and (B) warrants issued by the Company to holders of shares of Common Stock of PhyCor Management Corporation, an entity in which the Company owns a minority equity interest.

         This Second Supplement amends the Amendment to Supplement filed with the Securities and Exchange Commission on December 23, 1997. This Second Supplement relates to the proposed resale by Burns Clinic Medical Center, P.C., a Michigan professional corporation (the "Clinic"), of 57,500 shares of the Company's Common Stock issued to the Clinic upon the partial conversion of certain 7.0% Subordinated Convertible Notes with an aggregate principal amount of $7,962,263 (collectively, the "Purchase Notes"). The Company issued the Purchase Notes to the Clinic in connection with the acquisition by PhyCor of Northern Michigan, Inc., a Tennessee corporation and wholly-owned subsidiary of the Company ("PhyCor-Michigan"), of certain assets of the Clinic pursuant to an Asset Purchase Agreement between PhyCor and the Clinic dated as of October 1, 1994 (the "Purchase Agreement").

         Terms defined in the Prospectus have the same meaning in this Second Supplement unless the context requires otherwise. All share numbers used herein give effect to a three-for-two stock split of the Common Stock effected on June 14, 1996 in the form of a 50% stock dividend and all prior stock dividends.

                                   ----------

              The date of this Second Supplement is March 23, 1998.

         THIS SECOND SUPPLEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON WRITTEN OR ORAL REQUEST, AT NO CHARGE, FROM THE COMPANY. REQUESTS SHOULD BE DIRECTED TO PHYCOR, INC., 30 BURTON HILLS BOULEVARD, SUITE 400, NASHVILLE, TENNESSEE 37215, ATTENTION: N. CAROLYN FOREHAND, VICE PRESIDENT AND
GENERAL COUNSEL.

Selling Shareholder

         The Clinic operates a multi-specialty medical clinic in Petoskey, Michigan and maintains seven satellite locations in the area. The Clinic's principal office is located at 560 West Mitchell, Petoskey, Michigan 49770.

         The Company, through PhyCor-Michigan, acquired substantially all of the assets of the Clinic pursuant to the Purchase Agreement. In connection therewith, the Company issued the Purchase Notes to the Clinic in a transaction exempt from the registration requirements of the Securities Act. From December 12, 1995 to March 7, 1997, the Clinic partially converted certain of the Purchase Notes in accordance with their terms into an aggregate of 542,164 shares of PhyCor Common Stock. The Clinic resold such shares pursuant to the Prospectus and various Prospectus Supplements. On October 20, 1997, the Clinic partially converted certain of the Purchase Notes, in accordance with their terms, into an aggregate of 79,485 shares of PhyCor Common Stock. The Clinic resold 21,985 shares pursuant to the Prospectus and prior prospectus supplements. The Clinic intends to resell the remaining 57,500 shares (the "Shares") in the over-the-counter market and through the writing of options on the Shares in accordance with the terms of the Prospectus and this Second Supplement.

         In connection with the acquisition of the assets of the Clinic, PhyCor-Michigan entered into a Service Agreement, effective as of October 1, 1994 (the "Service Agreement") with the Clinic. Pursuant to the Service Agreement, PhyCor-Michigan will provide the Clinic with the equipment and facilities used in the medical practice of the Clinic, manage Clinic operations and employ the Clinic's non-medical professional personnel in exchange for a service fee. The Service Agreement is for a term of 40 years and may only be terminated in limited circumstances.

Plan of Distribution

         This Second Supplement relates to the reoffering of the Shares by the Clinic. The Clinic has designated Interstate/Johnson Lane, Inc., a registered broker-dealer, or such other broker-dealer as may be designated from time to time (the "Broker"), as agent for the resale of the Shares. The Shares will be sold in private or block transactions in the over-the-counter market (including the Nasdaq Stock Market (National Market System)) or otherwise at fixed prices which may be charged, at market prices prevailing at the time of the sale, at prices related to such prevailing market price, or at negotiated prices or through the writing of options. The Broker has agreed to use its best efforts to sell and write options on the Shares on behalf of the Clinic. The Clinic and/or the Broker may effect such transactions by selling such shares to or through other broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Clinic, the Broker and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they may sell as principal or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). The Clinic and/or the Broker and any broker-dealers that act in connection with the sale of the shares being sold hereby may be deemed to be an "underwriter" within the meaning of
Section 2(11) of the Act, and any commissions received by (or discounts allowed to) them and any profit on the resale of the shares as principal may be deemed to be underwriting discounts and commissions.